SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)

WESTIN HOTELS LIMITED PARTNERSHIP (Name of Subject Company)
WESTIN HOTELS LIMITED PARTNERSHIP (Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS (Title of Class of Securities)

960 377 109 (CUSIP Number of Class Securities)

Thomas Smith Westin Realty Corp. c/o Starwood Hotels & Resorts Worldwide, Inc. 1111 Westchester Avenue White Plains, New York 10604 (914) 640-8100

Copy to:

Michael A. Gordon
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Person(s) Filing Statement)

SIGNATURE
Opinion of Houlihan Lokey Howard & Zukin Fin. Adv.

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2003 by Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”), relating to the tender offer by Kalmia Investors, LLC, Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey (collectively, the “Purchasers”) as disclosed in the Tender Offer Statement on Schedule TO filed with the SEC by the Purchasers on October 6, 2003, as amended by Amendment No. 1 filed with the SEC on October 21, 2003 and Amendment No. 2 filed with the SEC on October 23, 2003.

     The purpose of this Amendment No. 1 is to amend and supplement Item 9 of the Schedule 14D-9 to add Exhibit (e)(2). Exhibit (e)(2), the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated October 15, 2003 (the “New Opinion”), replaces the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated October 15, 2003 (the “Old Opinion”) which was filed as Exhibit (e)(1) to the Schedule 14D-9. Certain language in the Old Opinion limiting the ability of limited partners to rely on the Old Opinion has been deleted from the New Opinion.

Item 9. Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by filing the following Exhibit herewith:

Exhibit No.	Description

(e)(2)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated October 15, 2003

1

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 27, 2003

WESTIN HOTELS LIMITED PARTNERSHIP

By:	WESTIN REALTY CORP.
General Partner

	By:	/s/ Alan M. Schnaid

Alan M. Schnaid Vice President